Exhibit 99.1

AnPac Bio-Medical Science Enters into Asset Purchase Agreement with Easy Hundred Inc.

New York, NY, April 3, 2023 /PRNewswire/-- AnPac Bio-Medical Science Co., Ltd. (the “Company”) (NASDAQ: ANPC), a company with operations in the United States and China focused on early cancer screening and detection and enterring into the operation of a business-to-business e-commerce food platform focused on the sale of Asian sourced food products, announced that on March 31, 2023, the Company entered into an asset purchase agreement (the “Agreement”) with Easy Hundred Inc. (“Easy Hundred”), a U.S.-based e-commerce company in the foodservice industry, through which the Company will acquire certain fixed assets of Easy Hundred and Easy Hundred’s intellectual property relating to ez100, 2Supply and 100WAY. The intellectual property includes a full set of e-commerce platform source codes, covering websites, apps, and management systems.

ez100 is a U.S. restaurant supply e-commerce platform that provides takeout disposables, dry goods, sauces, janitorial supplies, system accessories, dinnerware, equipment, and customizable supplies for restaurant use.ez100. 2Supply is an online marketplace for restaurant suppliers and operators to better manage their sales and purchases. 100WAY concentrates on restaurant reviews and discounts, offering effective marketing approaches for restaurants to connect with their customers, which not only improves customer stickiness but also brings more brand benefits in the long term. 100WAY cooperates with select restaurants and offers 100WAY PASS for customers to enjoy a completely new method of obtaining food discounts with ease.

Pursuant to the Agreement, the Company agreed to purchase the intellectual property relating to ez100, 2Supply and 100WAY and certain fixed assets for the consideration of $8,149,595, payable in the form of $730,000 in cash and 17,665,702 Class A ordinary shares of the Company. The initial closing of the transaction took place on March 31, 2023.

This transaction is a critical step of the Company’s business strategy of entering into the U.S. food market by optimizing the industry supply chain and will supplement recently acquired Fresh2 Ecommerce Inc.’s business-to-business e-commerce platform focused on connecting Asian food suppliers and supermarkets in the U.S.

Mr. Haohan Xu, the Co-CEO of the Company, commented, “Easy Hundred has some significant shareholders, such as the well-known technology company Menusifu, and has received investments from Amino Capital, Himalaya A Fund III LP, and other institutional investors in the past. The acquisition of Easy Hundred’s assets is a strategic initiative to accelerate our business growth in the U.S. food market. Easy Hundred’s one-stop restaurant supplies wholesale platform ez100, online marketplace 2Supply, and restaurant reviews and discounts app 100WAY will provide us with a strong foundation for our business development and expansion in the U.S.”

About AnPac Bio-Medical Science Co., Ltd.

AnPac Bio-Medical Science Co., Ltd. is a biotechnology company focused on early cancer screening and detection, with 155 issued patents as of June 30, 2022. With two certified clinical laboratories in China and one CLIA and CAP accredited clinical laboratory in the United States, AnPac Bio performs a suite of cancer screening and detection tests, including CDA (Cancer Differentiation Analysis), bio-chemical, immunological, and genomics tests. The Company is enterring the business-to-business e-commerce food business with the formation of its wholly-owned subsidiary Fresh2 Technology Inc and the acquisition of Fresh2 Ecommerce Inc.

For more information, please visit: https://www.Anpacbio.com.

For investor and media inquiries, please contact:

Ascent Investor Relations LLC
Tina Xiao
Phone: +1-917-609-0333 (U.S.)
Email: tina.xiao@ascent-ir.com

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and are relating to the Company’s future financial and operating performance. The Company has attempted to identify forward-looking statements by terminologies including “believes,” “estimates,” “anticipates,” “expects,” “plans,” “projects,” “intends,” “potential,” “target,” “aim,” “predict,” “outlook,” “seek,” “goal” “objective,” “assume,” “contemplate,” “continue,” “positioned,” “forecast,” “likely,” “may,” “could,” “might,” “will,” “should,” “approximately” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. These statements are based on current expectations, assumptions and uncertainties involving judgments about, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. These statements also involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results to be materially different from those expressed or implied by any forward-looking statement. Known and unknown risks, uncertainties and other factors include, but are not limited to, our ability to comply with Nasdaq Listing Rules including maintain our listing on the Nasdaq Capital Market, the implementation of our business model and growth strategies; trends and competition in the cancer screening and detection market; our expectations regarding demand for and market acceptance of our cancer screening and detection tests and our ability to expand our customer base; our ability to obtain and maintain intellectual property protections for our CDA technology and our continued research and development to keep pace with technology developments; our ability to obtain and maintain regulatory approvals from the NMPA, the FDA and the relevant U.S. states and have our laboratories certified or accredited by authorities including the CLIA; our future business development, financial condition and results of operations and our ability to obtain financing cost-effectively; potential changes of government regulations; general economic and business conditions in China and elsewhere; our ability to hire and maintain key personnel; our relationship with our major business partners and customers; and the duration of the coronavirus outbreaks and their potential adverse impact on the economic conditions and financial markets and our business and financial performance, such as resulting from reduced commercial activities due to quarantines and travel restrictions instituted by China, the U.S. and many other countries around the world to contain the spread of the virus. A number of these risks along with additional discussion of forward-looking statements, are set forth in the Company’s Annual Report on Form 20-F and other reports filed with the Securities and Exchange Commission. In addition, there is uncertainty about the spread of the COVID19 virus and the impact it will have on the Company’s operations, global supply chains and economic activity in general. Because of these and other risks, uncertainties and assumptions, undue reliance should not be placed on these forward-looking statements. In addition, these statements speak only as of the date of this press release and, except as may be required by law, the Company undertakes no obligation to revise or update publicly any forward-looking statements for any reason.